Exhibit (d)(5)

Discount Management Program Standstill Agreement

This Discount Management Program Standstill Agreement is entered into as of May 3, 2024 (this “Agreement”), by and among Karpus Management, Inc., doing business as Karpus Investment Management (“Karpus”), BlackRock Advisors, LLC (the “Manager”) and BlackRock Energy and Resources Trust (the “Fund”). Karpus, the Manager and the Fund are hereforth referred to as the “Parties,” and each individually as a “Party.”

WHEREAS, the Fund is a closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Manager serves as the Fund’s investment adviser pursuant to an investment management agreement between the Fund and the Manager.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto hereby agree as follows:

Section 1. Conditional Tender Offers by the Fund.

1.1. On the basis of the representations, warranties and agreements set forth herein and subject to the performance by Karpus of its covenants and other obligations hereunder and the other conditions set forth herein:

(a) The Board of Trustees of the Fund (the “Board”) has authorized the Fund, subject to the execution of this Agreement by Karpus, to commence conditional tender offers (each, a “Conditional Tender Offer”) to purchase 2.5% (the “Maximum Amount”) of its then outstanding common shares of beneficial interest (“Common Shares”) as soon as practicable following each calendar quarter end (but in no event later than fifteen (15) Business Days (as defined below) following each calendar quarter end) during the 12-month period beginning on April 1, 2024, if and only if the Average Trading Discount (as defined below) of the Fund is greater than 7.50% for such calendar quarter. For these purposes, “Average Trading Discount” means the simple average of the trading discounts (and premiums, as the case may be) of the Common Shares on each day the New York Stock Exchange (“NYSE”) is open for trading (each a “Business Day”) during the applicable calendar quarter, with the trading discount (or premium) on each Business Day equal to the percentage difference between the net asset value (“NAV”) of the Common Shares and the trading price of the Common Shares as of the close of regular trading on the NYSE on such Business Day (the “closing price”), with a trading price below NAV expressed as a negative percentage (i.e., percentage discount) and a trading price above NAV as a positive percentage (i.e., percentage premium).1 The Fund shall perform such calculations as soon as practicable after the applicable period (but in no event later than fifteen (15) Business Days following each calendar quarter end) in good faith and on a consistent basis using the Fund’s published daily NAV calculations and the closing price of the Common Shares as published on the Fund’s website on blackrock.com.

[1]

For example, if the closing price of the Common Shares is $6 and the NAV is $8 on a Business Day, and the closing price of the Common Shares is $11 and the NAV is $10 on the next Business Day, the Average Trading Discount for those two Business Days would be 7.50%, which is the simple average of a 25% discount on the first Business Day and a 10% premium on the second Business Day.

(b) Each Conditional Tender Offer, if any, shall include the following terms: (1) all shareholders shall have the opportunity to tender some or all of their Common Shares at a price equal to 98% of the Fund’s NAV as determined as of the close of the regular trading session of the NYSE on the next day the NAV is calculated after the expiration date of the Conditional Tender Offer or, if the Conditional Tender Offer is extended, on the next day the Fund’s NAV is calculated after the day to which the Conditional Tender Offer is extended, (2) the Fund shall purchase Common Shares properly tendered and not withdrawn on a prorated basis up to the Maximum Amount if greater than the Maximum Amount of Common Shares is properly tendered and not withdrawn, (3) the consideration to be paid by the Fund for Common Shares purchased under the Conditional Tender Offer shall consist solely of cash, and (4) if less than the Maximum Amount of Common Shares has been properly tendered and not withdrawn, then the Fund shall only be obligated to purchase such amount of Common Shares actually tendered.

(c) Each Conditional Tender Offer shall not provide for preferential treatment for any shareholders of the Fund.

(d) Each Conditional Tender Offer shall require odd lot tenders to be subject to the same proration terms as tenders of 100 shares or more.

(e) Although the Board has authorized the Fund to conduct Conditional Tender Offers under the circumstances set forth above, notwithstanding anything else in this Agreement, the Fund will not commence a Conditional Tender Offer or accept tenders of its Common Shares during any period when (i) such transactions, if consummated, would: (A) result in the delisting of the Fund’s Common Shares from the NYSE or (B) impair the Fund’s status as a regulated investment company under the Internal Revenue Code of 1986, as amended; (ii) there is any (A) legal or regulatory action or proceeding instituted or threatened challenging the legality of such transaction, (B) suspension of or limitation on prices for trading securities generally on the NYSE or other national securities exchange(s), including the National Association of Securities Dealers Automated Quotation System (“NASDAQ”) National Market System, or (C) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State; or (iii) the Board determines in good faith and upon the written advice of counsel, that effecting any such transaction would constitute a breach of its fiduciary duty owed to the Fund or its shareholders. In the event of a delay pursuant to any of clauses (i), (ii) or (iii) above, the Fund will provide prompt written notice to Karpus. In the event of a delay pursuant to either clause (i) or (ii) above, the Fund will commence the applicable Conditional Tender Offer as soon as practicable and no later than fifteen (15) days after the termination of such delaying event.

Section 2. Additional Agreements.

2.1. Karpus covenants and agrees that during the period from the date of this Agreement through the date that is the earlier of (A) three (3) years from the date of this Agreement, (B) ten (10) days prior to the record date for the Fund’s 2027 annual meeting of shareholders, (C) if the Fund has not commenced a Conditional Tender Offer within fifteen (15) Business Days of the applicable calendar quarter end if required to be commenced pursuant to the terms of this Agreement, the date that is sixteen (16) Business Days after the applicable calendar quarter end and (D) such date that the Fund determines not to conduct a Conditional Tender Offer if required to be conducted pursuant to the terms of this Agreement (which date shall not include a determination to delay a Conditional Tender Offer pursuant to the last sentence of Section 1.1(e)) (the “Standstill Period”), it will not, and will cause the affiliated persons of Karpus (as defined in the 1940 Act and which, for the avoidance of doubt, shall include (without limitation) any account or pooled investment vehicle now or in the future managed, advised or sub-advised by Karpus or its affiliated persons) (all such persons, collectively, the “Karpus Entities”) and the directors, officers and employees of Karpus (collectively with the Karpus Entities, the “Karpus Affiliates”) and its and their respective representatives not to, directly or indirectly, alone or in concert with others (including, by directing, requesting or suggesting that any other person take any of the actions set forth below), take any of the actions set forth below with respect to the Fund, unless specifically permitted in writing in advance by the Board:

(a) effect, seek, offer, engage in, propose (whether publicly or otherwise and whether or not subject to conditions) or cause, participate in or act to, or assist any other person to effect, seek, engage in, offer or propose (whether publicly or otherwise) or cause, participate in or act to or take action with respect to (other than as specifically contemplated by this Agreement):

(i) any “solicitation” of “proxies” or become a “participant” in any such “solicitation” as such terms are defined in Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including an otherwise exempt solicitation pursuant to clause (iv) of Rule 14a-1(l)(2) and including any otherwise exempt solicitation pursuant to Rule 14a-2(b), in each case, with respect to securities of the Fund (including, without limitation, any solicitation of consents to act by written consent or call a special meeting of shareholders);

(ii) publicly or privately encourage or advise any other person or assist or act to assist any person in so encouraging or advising any person with respect to the giving or withholding of any proxy, consent or other authority to vote (other than such encouragement or advice that is consistent with the recommendation of the Board with respect to the Fund);

(iii) any (i) tender or exchange offer for securities of the Fund (other than any Conditional Tender Offer contemplated by Section 1.1 or any other tender offer offered by the Fund to all shareholders), or any merger, consolidation, business combination or acquisition or disposition of assets of the Fund or (ii) recapitalization, restructuring, open-ending, liquidation, dissolution or other similar extraordinary transaction with respect to the Fund (it being understood that the foregoing shall not restrict any person from tendering Common Shares, receiving payment for Common Shares or otherwise participating in any such transaction on the same basis as other shareholders of the Fund or from participating in any such transaction that has been approved by the Board, subject to the terms of this Agreement);

(iv) engage, directly or indirectly, in any short sale that includes, relates to or derives any part of its value from a decline in the market price or value of the securities issued by the Fund;

(b) form, join or in any way participate in any “group” (within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder) (other than the existing group) with respect to the securities of the Fund or in connection with seeking the election or removal of any trustee of the Fund;

(c) deposit any securities of the Fund in any voting trust or subject any securities of the Fund to any arrangement or agreement with respect to the voting of the securities of the Fund, including, without limitation, lend any securities of the Fund to any person or entity for the purpose of allowing such person or entity to vote such securities in connection with any shareholder vote or consent of the Fund or to sell such securities, other than any such voting trust, arrangement or agreement solely among the members of Karpus and the Karpus Affiliates;

(d) seek or encourage, alone or in concert with others, (i) the election or appointment to, or representation on, the Board of the Fund, including by nominating or proposing the nomination of, or recommending the nomination of, any candidate to the Board of the Fund, or (ii) the removal or resignation of any trustee from the Board;

(e) make any proposal for consideration by shareholders of the Fund at, or bring any other business before, any annual or special meeting of shareholders of the Fund (pursuant to Rule 14a-8 under the Exchange Act or otherwise), or take any action (other than in accordance with Section 2.1 and Section 2.2) with respect to any shareholder proposal or written consent submitted prior to the date of this Agreement or during the Standstill Period;

(f) conduct a referendum of shareholders of the Fund, or make a request for a shareholder list or other books and records of the Fund under Delaware or New York law or any other statutory or regulatory provision or under the agreement and declaration of trust (the “Charter”) or By-Laws of the Fund;

(g) seek to control or influence the management, Board or policies of the Fund;

(h) institute, solicit, assist or join any litigation, arbitration or other proceeding against or involving the Fund or any of its current or former trustees or officers (including derivative actions); provided, however, that for the avoidance of doubt, the foregoing shall not prevent Karpus from (A) bringing litigation to enforce the provisions of this Agreement, (B) making counterclaims with respect to any proceeding initiated by, or on behalf of, the Fund against Karpus, or (C) responding to or complying with a validly initiated legal process;

(i) make any public statement or proposal with respect to (i) any change in the number or term of trustees or the filling of any vacancies on the Board, (ii) any change in the capitalization, share repurchase program, dividend policy or distribution policy of the Fund, (iii) any other material change in the Fund’s management, business, policies or corporate structure, or (iv) any waiver, amendment or modification to the Charter or By-Laws of the Fund;

(j) publicly or privately disclose any intention, plan or arrangement inconsistent with the foregoing;

(k) enter into any discussions, negotiations, arrangements or understandings with any person with respect to any of the foregoing, or advise, assist, encourage or seek to persuade others to take any action with respect to any of the foregoing; or

(l) publicly, or privately in a manner that is intended to or would reasonably be expected to require any public disclosure by the Fund or Karpus, request that (x) the Fund, the Board, or any of their respective representatives amend or waive any provision of this Section 2.1 (including this sentence) or (y) the Board to specifically invite Karpus or any of the Karpus Affiliates to take any of the actions prohibited by this Section 2.1.

Nothing in this Section 2.1 shall be deemed to prohibit Karpus and the Karpus Affiliates from communicating privately with Fund’s trustees, officers, investment adviser (including the Manager) and any sub-adviser, so long as (i) such private communications are not intended to and would not reasonably be expected to trigger public disclosure obligations for any Party and (ii) such private communications do not violate the terms of this Agreement. Notwithstanding anything to the contrary in this Agreement, the term “affiliate” with respect to Karpus shall not include (and the defined terms “Karpus”, “Karpus Entities” and “Karpus Affiliates” shall not include) any separately operated affiliated registered investment adviser or any account or pooled investment vehicle now or in the future managed, advised or sub-advised by such separately operated affiliated registered investment adviser that is disaggregated from Karpus for purposes of Section 13(d) of the Securities Exchange Act of 1934 (a “Separate RIA”), provided that (i) any common shares of the Fund owned, controlled or held by such Separate RIA were acquired in the ordinary course of such Separate RIA’s investment management business and not with the intent or purpose of influencing control of the Fund, and (ii) information barriers and related procedures between Karpus and each Separate RIA have been established and maintained.

2.2. Karpus covenants and agrees that during the Standstill Period, and provided that it (or any of the Karpus Affiliates) owns or controls Common Shares of the Fund, it will, and will cause the Karpus Affiliates to:

(a) appear by proxy or otherwise at any annual or special meeting of shareholders of the Fund, including for the avoidance of doubt the 2024 Annual Meeting of Shareholders of the Fund, and to cause all Common Shares it and the Karpus Affiliates beneficially own as of the record date for such meeting to be counted as present thereat for purposes of a quorum; and

(b) vote or cause to be voted at any annual or special meeting of shareholders of the Fund, including for the avoidance of doubt the 2024 Annual Meeting of Shareholders of the Fund, all of the Common Shares it and the Karpus Affiliates beneficially own as of the record date for such meeting (i) in favor of any proposal with respect to which the Board recommends a vote in favor of such proposal (including in favor of election of the nominees of the Board), and (ii) against any proposal with respect to which the Board recommends a vote against such proposal or any proposal made in opposition to, or in competition or inconsistent with, the recommendation of the Board (including regarding the election of the nominees to the Board or a shareholder proposal submitted to the Fund pursuant to Rule 14a-8 under the Exchange Act or otherwise).

For the avoidance of doubt, if Karpus or any of the Karpus Affiliates lends any Common Shares of the Fund to any third party (in compliance with the restrictions in Section 2.1), Karpus or the Karpus Affiliates, as applicable, shall recall any such stock loan in advance of the record date for any vote of or consent by the shareholders of the Fund so that Karpus shall have full voting rights with respect to all such loaned Common Shares. In no event shall Karpus or any Karpus Affiliate enter into any agreement with the intent of disposing, or resulting in the disposition of, its rights to vote any of the Common Shares of the Fund in circumvention of the requirements of this Section 2.2; provided, however, that a final sale of Common Shares of the Fund (not coupled with any repurchase agreement or similar reacquisition agreement) shall not be considered a prohibited sale of voting rights in contravention of this Section 2.2.

2.3. During the Standstill Period: (i) upon the written request of the Fund, which shall be no more frequently than once each fiscal year of the Fund, Karpus will notify the Fund in writing of the number of Common Shares beneficially owned by it and the Karpus Affiliates and (ii) Karpus shall take such reasonable actions as are necessary and practical to prevent the present and future Karpus Affiliates from engaging in conduct otherwise prohibited by this Agreement.

2.4. Karpus represents and warrants as follows:

(a) It has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b) This Agreement has been duly and validly authorized, executed and delivered by it and is enforceable against Karpus in accordance with its terms.

(c) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not contravene any agreement, organizational document or provision of law applicable to it.

(d) Karpus beneficially owns, directly or indirectly, and has the sole power to vote all of the Common Shares of the Fund described in the recitals to this Agreement, and its ownership of such Common Shares has at all times complied with applicable provisions of the 1940 Act and the Exchange Act, and the rules under such Acts.

(e) As of the date hereof, neither Karpus nor any of the Karpus Affiliates is a party to any derivative securities, including without limitation any swap or hedging transactions or other derivative agreement, or any securities lending or short sale arrangements, of any nature with respect to the Common Shares of the Fund.

2.5. The Fund and the Manager each represent and warrant as follows:

(a) It has the power and authority to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

(b) This Agreement has been duly and validly authorized, executed and delivered by it and is enforceable against it in accordance with its terms.

(c) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby will not contravene any agreement, organizational document or provision of law applicable to it.

Section 3. Press Releases; Public Statements.

3.1. Karpus, the Manager and the Fund agree that, no later than two business days following the execution of this Agreement, the Fund will issue a press release in the form attached hereto as Appendix A announcing the entry into and terms of this Agreement, and the determination of the Board to authorize the Conditional Tender Offers (the “Fund Press Release”), and no Party shall make any statement inconsistent with the Fund Press Release during the Standstill Period. No Party shall issue any press release in connection with this Agreement or the actions contemplated hereby without the prior written consent of the other Parties (such consent not to be unreasonably withheld, conditioned or delayed). Nothing in this Agreement shall prevent

(a) any Party from taking any action required by any governmental or regulatory authority (except to the extent such requirement arose as a result of the discretionary act(s) of such Party), including without limitation any statements, filings, notices or announcements made in the context of an issuer tender offer conducted under Section 13(e)(1) of, or pursuant to Schedule TO under, the Exchange Act, and (b) any Party from making any factual statement that is required in any compelled testimony or production of information, either by legal process, by subpoena or as part of a response to a request for information from any governmental authority with jurisdiction over such Party or as otherwise legally required and (c) subject to Section 5.1 of this Agreement, any Party from communicating privately with their respective investors, prospective investors and governance boards regarding the terms of this Agreement; provided that such communication is otherwise consistent with this Agreement and the Fund Press Release.

Section 4. Termination.

4.1. Notwithstanding anything herein to the contrary, and except for regulatory requirements or natural disasters/occurrences beyond the Fund’s control, if the Fund fails to conduct a Conditional Tender Offer if required to be conducted pursuant to the terms of this Agreement, this Agreement shall immediately terminate.

4.2. Otherwise, this Agreement shall remain in full force and effect until the earlier of:

(a) the expiration of the Standstill Period; and

(b) such other date as may be established by mutual written agreement of the Fund, the Manager and Karpus.

4.3. Section 6 and Section 7 shall survive the termination of this Agreement. No termination pursuant to Section 4.1 relieves any Party from liability for any breach of this Agreement prior to such termination.

Section 5. No Disparagement.

5.1. During the Standstill Period, the Fund, the Manager and Karpus shall each refrain from making, and shall cause their respective affiliates and its and their respective principals, directors, trustees, members, general partners, officers, agents, advisors, and employees not to make or cause to be made any statement or announcement, including in any document or report filed with or furnished to the U.S. Securities and Exchange Commission or through the press, media, analysts or other persons, that constitutes an ad hominem attack on, or otherwise, whether true or false, disparages, defames, slanders, impugns or is reasonably likely to damage the reputation, character, honesty, integrity, morality, business acumen or abilities of, (a) in the case of such statements or announcements by Karpus: the Fund or any of its affiliates, subsidiaries or advisors (including the Manager and any sub-adviser to the Fund), or any of its or their respective current or former officers, directors, trustees or employees (including, without limitation, any statements or announcements regarding the Fund’s strategy, operations, performance, products or services), and (b) in the case of statements or announcements by the Fund or the Manager: Karpus and the Karpus Affiliates, subsidiaries or advisors, or any of its or their respective principals, directors, members, general partners, officers, or employees or any person who has served in any such capacity with respect to Karpus and Karpus’s advisors.

Section 6. Miscellaneous.

6.1. Specific Performance. Each Party hereto hereby acknowledges and agrees that irreparable harm will occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties will be entitled to seek specific performance hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Agreement and to enforce specifically the terms and provisions hereof in any state or federal court in the State of New York, in addition to any other remedy to which they may be entitled at law or in equity. Any requirements for the securing or posting of any bond with respect to any such remedy are hereby waived. All rights and remedies under this Agreement are cumulative, not exclusive, and will be in addition to all rights and remedies available to any Party at law or in equity.

6.2. Jurisdiction; Venue; Waiver of Jury Trial. The Parties hereto hereby irrevocably and unconditionally consent to and submit to the jurisdiction of the state or federal courts in the State of New York for any actions, suits or proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. The Parties irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, or the transactions contemplated hereby, in the state or federal courts in the State of New York, and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. Each of the Parties waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) in any way arising out of or relating to this Agreement.

6.3. Entire Agreement. This Agreement contains the entire understanding of the Parties with respect to the subject matter hereof and may be amended only by an agreement in writing executed by the Parties hereto. This Agreement supersedes all previous negotiations, representations and discussions by the Parties hereto concerning the subject matter hereof, and integrates the whole of all of their agreements and understanding concerning same. No prior oral representations or undertakings concerning the subject matter hereof will operate to amend, supersede, or replace any of the terms or conditions set forth in this Agreement, nor will they be relied upon.

6.4. Section Headings. Descriptive headings are for convenience only and will not control or affect the meaning or construction of any provision of this Agreement.

6.5. Notice. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto will be validly given, made or served, if in writing and sent by email, with a copy by personal delivery, certified mail, return receipt requested, or by overnight courier service to:

If to the Fund and/or the Manager, to:

BlackRock Energy and Resources Trust (BGR)

BlackRock Advisors, LLC

50 Hudson Yards

New York, New York 10001

Attention: Janey Ahn, Secretary

with a copy to (which copy shall not constitute notice):

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Attention: Elliot J. Gluck

If to Karpus, to:

Karpus Management, Inc.

183 Sully’s Trail

Pittsford, New York 14534

Attn: Daniel Lippincott, President & CIO

with copies to (which copies shall not constitute notice):

Baker & Hostetler LLP

45 Rockefeller Plaza

New York, New York 10111

Attn: Adam Finerman

6.6. Severability. Any provision of this Agreement that is invalid or unenforceable in any jurisdiction will, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining provisions of this Agreement or affecting the validity or enforceability of any provisions of this Agreement in any other jurisdiction. In addition, the Parties agree to use commercially reasonable efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any such term, provision, covenant or restriction that is held invalid, void or unenforceable by a court of competent jurisdiction.

6.7 Expenses. All attorneys’ fees, costs and expenses incurred in connection with this Agreement and all matters related hereto will be paid by the party incurring such fees, costs or expenses.

6.8. Governing Law. This Agreement will be governed by and construed and enforced in accordance with the laws of the State of New York, without regard to the conflict of law principles thereof.

6.9. Binding Effect; No Assignment. This Agreement will be binding upon and inure to the benefit of and be enforceable by and against, as applicable, the successors and assigns of the Parties hereto. Nothing in this Agreement, expressed or implied, is intended to confer on any person other than the Parties hereto and those persons or categories of persons specifically enumerated herein, or their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement. No Party to this Agreement may, directly or indirectly, assign its rights or delegate its obligations hereunder (whether voluntarily, involuntarily, or by operation of law) without the prior written consent of the other Parties. Any such attempted assignment will be null and void.

6.10. Amendments; Waivers. No provision of this Agreement may be amended other than by an instrument in writing signed by the Parties hereto, and no provision hereof may be waived other than by an instrument in writing signed by the Party against whom enforcement is sought.

6.11. Receipt of Adequate Information; No Reliance; Representation by Counsel. Each Party acknowledges that it has received adequate information to enter into this Agreement, that is has not relied on any promise, representation or warranty, express or implied not contained in this Agreement and that it has been represented by counsel in connection with this Agreement. Accordingly, any rule of law or any legal decision that would provide any Party with a defense to the enforcement of the terms of this Agreement against such Party by reason of the foregoing shall have no application and is expressly waived. The provisions of the Agreement shall be interpreted in a reasonable manner to effect the intent of the Parties.

6.12. Counterparts; Electronic Execution. This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Delivery of an executed signature page of this Agreement by email or other electronic means shall be effective as delivery of a manually executed counterparty hereof.

[Signatures appear on next page]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

BLACKROCK ENERGY AND RESOURCES TRUST

By:	/s/ Jonathan Diorio
Name:	Jonathan Diorio
Title:	Vice President

BLACKROCK ADVISORS, LLC

By:	/s/ Jonathan Diorio
Name:	Jonathan Diorio
Title:	Managing Director

KARPUS MANAGEMENT, INC.

By:	/s/ Daniel L. Lippincott
Name:	Daniel L. Lippincott
Title:	President and Chief Investment Officer

Appendix A

Press Release

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